Exhibit 99.2

Golden Queen Mining Consolidated Ltd
(formerly “Golden Queen Mining Co. Ltd.”)
Management’s Discussion and Analysis (“MD&A”)
For the six months ended June 30, 2019

The following information, prepared as of August 16, 2019, should be read in conjunction with the condensed interim consolidated financial statements of Golden Queen Mining Consolidated Ltd. (formerly “Golden Queen Mining Co. Ltd.”). (“Golden Queen”, “GQM Ltd.”, “Company”, “we”, “our” or “us”) for the six months ended June 30, 2019, together with the audited consolidated financial statements of the Company for the year ended December 31, 2018. The referenced consolidated financial statements have been prepared in accordance with US generally accepted accounting principles (“US GAAP”), where appropriate as applicable to interim financial reporting. All amounts herein are presented in thousands of US dollars, except per share amounts, or unless otherwise noted.

Forward-looking Statements

Certain statements contained herein constitute "forward-looking statements.” These statements, identified by words such as “plan,” "anticipate,” "believe,” "estimate,” "should,” "expect" and similar expressions include our expectations and objectives regarding our future financial position, operating results and business strategy. Forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, general business, economic, competitive, political and social uncertainties.

General

Golden Queen was previously engaged in the operation of the Soledad Mountain Mine (“the Mine”), located in the Mojave Mining District, Kern County, California. The Company owned 50% of Golden Queen Mining Company, LLC (“GQM LLC”), the operator of the Mine. The remaining 50% was owned by Gauss LLC (“Gauss”). On May 22, 2019, the Company completed the sale of its subsidiaries including its interest in GQM LLC. On July 26, 2019, the Company changed its name from “Golden Queen Mining Co. Ltd.” to “Golden Queen Mining Consolidated Ltd.”.

The Company’s shares trade on the NEX board of the TSX Venture Exchange under the symbol “GQM.H”.

The Soledad Mountain Mine

The Company was previously engaged in the operation of the Soledad Mountain Mine (“the Mine”), located in the Mojave Mining District, Kern County, California. The Company owned 50% of Golden Queen Mining Company, LLC (“GQM LLC”), the operator of the Mine, until closing of the Transaction on May 22, 2019. The remaining 50% was owned by Gauss LLC (“Gauss”). The Mine is located just outside the town of Mojave in southern California and utilizes conventional open pit mining methods and cyanide heap leach and Merrill-Crowe processes to recover gold and silver from crushed, agglomerated ore. The Mine also produces small amounts of aggregate.

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Golden Queen Mining Consolidated Ltd
(formerly “Golden Queen Mining Co. Ltd.”)
Management’s Discussion and Analysis (“MD&A”)
For the six months ended June 30, 2019

Recent Developments

The Transaction

Pursuant to a share purchase agreement dated February 7, 2019, the Company agreed to sell 100% of the shares of its subsidiary Golden Queen Mining Holdings Inc. (the “Transaction”), which held 50% of the outstanding units of Golden Queen Mining, LLC (“LLC”), to a group of purchasers including Thomas M. Clay and certain members of the Clay family and associated entities (collectively, the “Purchasers”). Golden Queen Mining, LLC owns and operates the Soledad Mountain Project located in Kern County, California.

The consideration from the Purchasers was comprised of (i) $4.25 million in cash; (ii) the extinguishment of all amounts owing to the Purchasers by the Company under the Clay Group Loan ($25,700,000); and (iii) the cancellation of all of the Purchasers’ ownership interest in the Company (consisting of 17,817,573 Shares, 45,750 options and 1,800,000 share purchase warrants). In addition, the Purchasers may be required to pay a contingent payment to the Company if the Soledad Mountain Project is subsequently sold or transferred to a third party in certain circumstances. The fair value of the consideration paid by the Purchasers totaled $35 million.

The Company was unable to repay the interest and principal payments due on the Clay Group Loan, which was extinguished upon completion of the Transaction. If the shareholders did not approve the Transaction, then the Clay Group Loan principal and accrued interest would have been due immediately. Under this scenario, should the Company be unable to negotiate an extension to the Clay Group Loan, the Company would have had no alternative but to pursue a reorganization or, at worst, bankruptcy, where the likely outcome for shareholders was the total loss of their equity value.

The Company was looking for alternatives to refinance and/or reschedule its debt without success and faced a significant insolvency risk. The Transaction has many benefits, including the elimination of this risk. Proxy Advisors, Glass Lewis and Institutional Shareholder Services, both recommended that shareholders vote for the Transaction.

The Transaction was subject to the approval of the shareholders of the Company. The shareholders voted for the Transaction at the Annual General and Special meeting held on May 13, 2019. On May 22, 2019, the Transaction closed.

The Company balance sheet as at June 30, 2019 is now comprised of only current assets and current liabilities with working capital of $4.5 million.

Effective July 26, 2019, the Company consolidated its common shares on the basis of one new common share for every ten old common shares issued and outstanding at that time. All references to share and per share amounts in this MD&A have been retroactively restated to reflect the share consolidation.

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Golden Queen Mining Consolidated Ltd
(formerly “Golden Queen Mining Co. Ltd.”)
Management’s Discussion and Analysis (“MD&A”)
For the six months ended June 30, 2019

On July 26, 2019, the Company’s common shares were delisted from the Toronto Stock Exchange and were listed on the NEX board of the TSX Venture Exchange under the symbol “GQM”.

Outlook

The Company is currently evaluating possible opportunities for the future which include acquiring prospective mineral projects in North America.

Discussion of Operations

For the three and six months ended June 30, 2019, the Company generated revenues from operations of $9,542 and $26,521, respectively. In comparison, for the same periods of 2018 the Company generated revenues from operations of $14,485 and $24,070, respectively.

The costs, excluding depreciation and depletion, applicable to sales incurred during the three and six months ended June 30, 2019 were $7,309 and $19,593 (three and six months ended June 30, 2018 - $8,130 and $21,146), respectively.

Depreciation and depletion expenses during the three and six months ended June 30, 2019 were $1,522 and $4,140 (three and six months ended June 30, 2018 – $3,364 and $6,340), respectively.

General and administrative expenses for the three and six months ended June 30, 2019 were $2,430 and $4,262 (three and six months ended June 30, 2018 - $879 and $2,133), respectively. The increase in 2019 compared to 2018 was mainly a result of transaction costs of $990 relating to a Transaction as well as an increase in salaries and benefits and directors’ fees from $683 in 2018 to $2,005 in 2019 as a result of termination payments made to key management on completion of the Transaction.

For the three and six months ended June 30, 2019, the Company incurred finance expenses of $1,349 and $3,769 compared to $1,441 and $2,974 for the three and six months ended June 30, 2018. The increase in finance expenses was mainly due to the amortization of deferred financing fees relating to LLC warrants and interest expense on the LLC line of credit.

For the three and six months ended June 30, 2019, the Company recorded gains of $38 and $111 on derivative instruments compared to gains of $37 and $72 on derivative instruments for the three and six months ended June 30, 2018, respectively. The gains in 2019 and 2018 were due to decreases in the Company’s share price and the remaining life of derivatives.

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Golden Queen Mining Consolidated Ltd
(formerly “Golden Queen Mining Co. Ltd.”)
Management’s Discussion and Analysis (“MD&A”)
For the six months ended June 30, 2019

During the three and six months ended June 30, 2019, the Company recorded a loss on sale of subsidiaries of $31,354 relating to the Transaction. The loss on sale is as a result of the book value of net assets and non-controlling interest disposed of being greater than the proceeds of sale.

Summary of Quarterly Results

The following is selected financial data from the Company’s unaudited quarterly financial statements for the last eight quarters ending with the most recently completed quarter, being June 30, 2019.

	Three Months Ended ($)
	June 30, 2019	March 31, 2019	December 31, 2018	September 30, 2018
Revenues	9,542	16,979	17,478	16,855
Net and comprehensive income (loss)	(34,511)	(2,252)	4,937	(3,357)
Net and comprehensive income (loss) attributable to GQM Ltd.	(34,150)	(2,300)	1,393	(2,403)
Basic net income (loss) per share	(1.54)	(0.08)	0.05	(0.08)
Diluted net income (loss) per share	(1.54)	(0.08)	0.05	(0.08)

	Three Months Ended ($)
	June 30, 2018	March 31, 2018	December 31, 2017	September 30, 2017
Revenues	14,485	9,585	13,939	16,496
Net and comprehensive income (loss)	604	(9,063)	(1,327)	(3,224)
Net and comprehensive income (loss) attributable to GQM Ltd.	(632)	(5,417)	(2,188)	(1,889)
Basic net income (loss) per share	(0.02)	(0.29)	(0.20)	(0.17)
Diluted net income (loss) per share	(0.02)	(0.29)	(0.20)	(0.17)

During the three months ended June 30, 2019, the Company completed the Transaction and recorded a loss of $31,354. In addition, the Company incurred $916 of key management compensation which included termination payments.

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Golden Queen Mining Consolidated Ltd
(formerly “Golden Queen Mining Co. Ltd.”)
Management’s Discussion and Analysis (“MD&A”)
For the six months ended June 30, 2019

During the three months ended March 31, 2019, net and comprehensive loss was $2,252 mainly as a result of G&A and finance expense of $4,252 which was offset by income from mine operations of $2,077.

During the three months ended December 31, 2018, net and comprehensive income of $4,937 was mainly due to a reclassifying depreciation and depletion from the cost of sales to inventory as the inventory stock piles were increasing throughout the year.

During the three months ended September 30, 2018, net and comprehensive loss of $3,357 was mainly due to the loss generated from mine operations of $1,229. Mine operations improvements and higher grade were offset by additional cost for East Pit phase 2 stripping, equipment overhauls and the lower gold price.

During the three months ended June 30, 2018, net and comprehensive income was $604 mainly as a result of income generated from mine operations of $2,991 and inventory reallocation into stockpile inventory.

During the three months ended March 31, 2018, net and comprehensive loss was $9,063 mainly as a result of loss from mine operations of $6,449 due to higher direct mining costs as a result of developing the East Pit and lower revenues due to lower gold production as a result of fewer available gold ounces on the leach pad.

In addition to the fluctuations in derivative liabilities described above, results for the second half of 2017 were impacted by the lower gold production due to significant reduction in ore grade in Nord-West Pit and Main Pit Ph-1. Although the operations moved to East Pit in the middle of November 2017, higher cost of production was experienced during this period. Finally, The Tax Cuts and Jobs Act (“TCJA”) was enacted on December 22, 2017, which significantly changed U.S. income tax law, including a reduction of the Federal corporate income tax rate from 35% to 21%. Primarily as a result of the TCJA, a $4,725 income tax recovery was recognized in fourth quarter of 2017.

In general, the results of operations can vary from quarter to quarter depending upon the nature, timing and cost of activities undertaken, whether or not the Company incurs gains or losses on foreign exchange or grants stock options, and the movements in its derivative liability.

Liquidity and Capital Resources

As part of the Transaction, the Company disposed of all its debt obligations including the Clay Group Loan of $25,700. Consideration received included cash of $4,250. As at June 30, 2019, the Company had no long-term debt and had working capital of $4,592 including cash of $4,711.

Cash from operating activities:

For the six months ended June 30, 2019, $4,789 of cash was used in operating activities compared to $10,708 of cash used in operating activities for the six months ended June 30, 2018. The decreased use of cash in 2019 was primarily due to decreased direct mining costs in 2019 compared to 2018 and the disposition of the subsidiaries part way through the period.

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Golden Queen Mining Consolidated Ltd
(formerly “Golden Queen Mining Co. Ltd.”)
Management’s Discussion and Analysis (“MD&A”)
For the six months ended June 30, 2019

Cash used in investing activities:

For the six months ended June 30, 2019, $4,034 of cash was used in investing activities compared to $2,394 of cash used in investing activities for the six months ended June 30, 2018. The major use of cash in 2019 was the purchase and installation of a replacement secondary cone crusher and the disposition of $1,115 of cash on sale of subsidiaries, net of $4,250 cash received.

Cash from financing activities:

For the six months ended June 30, 2019, $6,804 of cash was generated from financing activities compared to $20,703 of cash generated from financing activities for the six months ended June 30, 2018. In the 2019 period, GQM LLC received $10 million from a credit facility offset by loan repayments of $3,196. In the 2018 period, the Company completed a rights offering raising gross proceeds of $25,036.

Working capital:

The following table shows working capital (deficiency) as at June 30, 2019 and December 31, 2018:

	June 30, 2019 $	December 31, 2018 $
Current assets	4,901	31,223
Current liabilities	(309)	(42,330)
Working capital (deficiency)	4,592	(11,107)

The increase in working capital is due to the sale of subsidiaries which eliminated most of the Company’s liabilities and provided cash of $4,250.

The Company has no material commitments for capital expenditures.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

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Golden Queen Mining Consolidated Ltd
(formerly “Golden Queen Mining Co. Ltd.”)
Management’s Discussion and Analysis (“MD&A”)
For the six months ended June 30, 2019

Transactions Between Related Parties

During the three and six months ended June 30, 2019 and 2018, related party transactions are disclosed as follows:

(i)	Compensation of Key Management Personnel, Transactions with Related Parties and Related Party Balances

For the three and six months ended June 30, 2019, the Company recognized $916 and $1,277 (for the three and six months ended June 30, 2018 – $104 and $299) salaries and fees for Officers and Directors.

(ii)	Note Payable

As at December 31, 2018, The Company had a loan with the Clay Group with a principal balance of $25,625 (the “Clay Group Loan”). The Clay Group Loan had principal and accrued interest due as follows: $1.7 million of principal and accrued interest on January 1, 2019; $3.9 million of principal and accrued interest on April 1, 2019; and the balance due on May 21, 2019. On December 27, 2018, the Company and the Clay Group agreed to amend the Clay Group Loan, extending the due date of $1.7 million of principal as well as interest from the original due date of January 1, 2019 to February 1, 2019. An extension fee of $125 was added to the principal amount owing. On February 1, 2019, the due date was extended to February 8, 2019 for an extension fee of $75 that was added to the principal amount owing. On February 8, 2019, the due dates of principal and interest on the Clay Group Loan were extended until completion of the proposed transaction between the Clay Group and the Company. The amendments were accounted for as debt modifications. The Loan was settled as part of the Transaction.

Changes in Accounting Policies including Initial Adoption

Full disclosure of the Company’s significant accounting policies and estimates in accordance with US GAAP can be found in the notes to its audited consolidated financial statements for the year ended December 31, 2018 and unaudited condensed interim consolidated financial statements for the six months ended June 30, 2019.

Adopted

February 2016, FASB issued ASC 842 that requires lessees to recognize lease assets and corresponding lease liabilities on the balance sheet for all leases with terms of more than 12 months. The update, which supersedes existing lease guidance, will continue to classify leases as either finance or operating, with the classification determining the pattern of expense recognition in the income statement.

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Golden Queen Mining Consolidated Ltd
(formerly “Golden Queen Mining Co. Ltd.”)
Management’s Discussion and Analysis (“MD&A”)
For the six months ended June 30, 2019

The ASU was effective for annual and interim periods beginning January 1, 2019 and is applicable on a modified retrospective basis. The Company adopted the guidance effective January 1, 2019 and has applied the guidance on a modified retrospective basis. There was an immaterial impact on the financial statements from the adoption of this guidance.

Financial Instruments

As at June 30, 2019, the Company’s financial instruments consisted of cash, accounts payable and accrued liabilities and derivative liability.

All financial assets and financial liabilities are recorded at fair value on initial recognition.

Credit Risk

Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. To mitigate exposure to credit risk on financial assets the Company has established policies to ensure liquidity of funds and ensure counterparties demonstrate minimum acceptable credit worthiness.

The Company maintains its US Dollar and Canadian Dollar cash in bank accounts with major financial institutions with high credit standings. Cash deposits held in Canada are insured by the Canada Deposit Insurance Corporation (“CDIC”) for up to C$100. The Company has not experienced any losses on such accounts and management believes that using major financial institutions with high credit ratings mitigates the credit risk in cash.

Interest Rate Risk

The Company holds its cash in bank deposit accounts with major financial institutions. The interest rates received on these balances may fluctuate with changes in economic conditions. Based on the average cash balances during the six months ended June 30, 2019, a 1% decrease in interest rates would have reduced the interest income for the six months ended June 30, 2019 by an immaterial amount.

Foreign Currency Exchange Risk

Certain purchases of corporate overhead items are denominated in Canadian Dollar. As a result, currency exchange fluctuations may impact the costs of operations. Specifically, the appreciation of the Canadian Dollar against the US Dollar may result in an increase in the Canadian operating expenses in US dollar terms. As at June 30, 2019, the Company maintained the majority of its cash balance in US Dollars. The Company currently does not engage in any currency hedging activities.

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Golden Queen Mining Consolidated Ltd
(formerly “Golden Queen Mining Co. Ltd.”)
Management’s Discussion and Analysis (“MD&A”)
For the six months ended June 30, 2019

Outstanding Share Data

Effective July 26, 2019, the Company consolidated its common shares on the basis of one new common share for every ten old common shares issued and outstanding at that time. All references to share and per share amounts in this MD&A have been retroactively restated to reflect the share consolidation.

The number of shares issued and outstanding and the fully diluted share position are set out in the table below:

Item	No. of Shares
Shares issued and outstanding as at December 31, 2018	30,010,146
Shares issued during the period up to August 14, 2019	1,339,694
Shares returned to treasury and cancelled pursuant to the Transaction	(17,817,573)
Shares issued and outstanding as at August 16, 2019	13,532,267	Exercise Price	Expiry Date
Shares to be issued on exercise of directors and employees stock options	186,750	$2.90 to $6.60	From 09/08/20 to 10/20/22
Fully diluted August 16, 2019	13,719,017

The Company has unlimited authorized share capital.

Disclosure Controls and Procedures

The Company’s management has evaluated the effectiveness of the Company’s disclosure controls and procedures as at June 30, 2019, and have concluded that such disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under Canadian securities laws is (i) recorded, processed, summarized and reported within the time periods specified in Canadian securities laws and (ii) accumulated and communicated to the Company’s management to allow timely decisions regarding required disclosure.

Management is also responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is designed to evaluate the effectiveness of the Company’s financial reporting.

During the six month period ended June 30, 2019, there were no changes in internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect our internal controls over financial reporting for the period ended June 30, 2019 and subsequent periods.

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Golden Queen Mining Consolidated Ltd
(formerly “Golden Queen Mining Co. Ltd.”)
Management’s Discussion and Analysis (“MD&A”)
For the six months ended June 30, 2019

Other Information

Additional information related to the Company is available for viewing on SEDAR at www.sedar.com.

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